Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

October 5, 2016
Mr. H. Roger Schwall,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549,
 USA.
Dear Mr. Schwall,
Thank you for your letter dated September 7, 2016 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2015 and 20-F/A for Fiscal Year Ended December 31, 2015 (as so amended, the “2015 Form 20-F”) of Statoil ASA (“Statoil” or the “Company”) (File Number 001-15200).
In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters in response to the Staff’s comments.  Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83.  Accordingly, a separate version of this letter containing confidential information of Statoil is being submitted by hand and not via EDGAR.  This letter being submitted via EDGAR does not contain confidential information of Statoil and therefore is not submitted on a confidential basis.
To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold text, and have provided our response immediately following the comment.
Form 20-F for the Fiscal Year Ended December 31, 2015

Business Overview, page 13

Proved Oil and Gas Reserves, page 48

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

Development of Reserves, page 55
1.	The disclosure as of December 31, 2015 identifies certain fields with reserves that are expected to remain undeveloped for five years or more. The disclosure provided as of December 31, 2014 identifies a number of fields not also identified in your current year disclosure (e.g., Ekofisk, Grane, Heidrun and Snorre in Norway; Hebron in Canada; Azeri-Chirag-Gunashli in Azerbaijan; Mariner in the UK, Petrocedeno in Venezuela; and Corrib in Ireland). Please expand your disclosure to explain in greater detail the reasons for the change in the status of those fields previously disclosed and quantify the resulting material change in the net reserves related to your current year disclosure. Refer to Items 1203(b) and 1203(d) of Regulation S-K.

The disclosure as of December 31, 2015 refers to the most significant fields with reserves that are expected to remain undeveloped for five years or more. These fields all have significant proved reserves that are undeveloped at the end of the year, as well as large future capital expenditure related to development of reserves beyond 5 years. Some of the fields listed in the 2014 disclosure that are not listed in 2015, still have reserves that will remain undeveloped for five years or more. The volumes of proved undeveloped reserves are however significantly lower for these fields.

Changes to the proved undeveloped reserves, including proved undeveloped reserves that were converted into developed reserves, are disclosed in the 2015 Form 20-F in the first table in section 3.11.1 Development of reserves in Form 20-F 2015. The general reasons for changes in both proved developed and proved undeveloped reserves are discussed in chapter 3.11 under Significant changes in our proved reserves in 2015 were:

One of the reasons for changes in proved undeveloped reserves that will remain undeveloped for more than five years is the reduced commodity price environment for 2015, resulting in an earlier economic cut-off for several fields and thereby reducing the undeveloped reserves. As shown in the first table in section 3.11.1, the net negative change in the proved reserves due to revisions and improved recovery had a significant impact in particular on the proved undeveloped reserves, with a negative revision of 138 million boe. This is the reason that for instance the Mariner field is no longer listed as a field with significant reserves that will remain undeveloped for more than five years, as referred to in the section on Proved reserves in Eurasia, excluding Norway in chapter 3.11.

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

Another reason for changes in the development activity after five years is changes in the drilling schedule. Some of the wells expected to be drilled outside the five year period in 2014 have been rescheduled during 2015. This is the case for the Grane field which was mentioned in the 2014 disclosure, where all the wells related to last year’s proved undeveloped reserves are now scheduled within the five-year period.

Ekofisk, Heidrun and Snorre in Norway; Azeri-Chiraq-Gunashli in Azerbaijan; Hebron in Canada; and Petrocedeño in Venezuela are other examples of fields where the amount of undeveloped reserves scheduled to be developed beyond 5 years has been reduced either due to earlier economic cut-off or due to changes in the drilling schedule. These fields all have proved undeveloped reserves that represent less than 1% of our total proved reserves and are not considered material to the disclosure.

Corrib in Ireland is now on production, and some of the previously undeveloped reserves are now developed.

In future filings we will expand the disclosure to include greater detail about material changes in the proved undeveloped volumes.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 164

Critical Accounting Judgments and Key Sources of Estimation Uncertainty, page 172
Impairment / Reversal of Impairment, page 173
2.	We note your statement that “[i]mpairment testing requires long-term assumptions to be made concerning a number of often volatile economic factors…[and] also requires judgment regarding probabilities and probability distributions as well as levels of sensitivity inherent in the establishment of recoverable amount estimates.” You also indicate that there is a high degree of reasoned judgment involved in establishing these assumptions. Address the extent to which there is uncertainty associated with these key assumptions and explain how reasonably likely changes in circumstances or expectations of future performance could affect your oil and natural gas properties. Your revised disclosure should explain in greater detail how probabilities and probability distributions are applied as part of the process through which recoverable amounts are estimated. Refer to section V of SEC Release No. 33-8350 regarding critical accounting judgments.
Extent to which there is uncertainty associated with key assumptions
Estimating the recoverable amount of our oil and natural gas properties involves the use of key assumptions with an inherent high degree of uncertainty due to the long term nature of our business and dependency on underlying economic factors outside the control of Statoil. In the Impairment/reversal of impairment paragraph of the Key sources of estimation uncertainty section of Note 2 to the 2015 financial statements included in the 2015 Form 20-F we list the assumptions we consider key when estimating the recoverable amount of our oil and natural gas properties; “…future market prices, refinery margins, currency exchange rates, future output, discount rate, political and country risk…ultimate terminal value of an asset”. When selecting sources of estimation uncertainty to be disclosed we have considered the levels of subjectivity and judgment necessary to account for the highly uncertain matters and the impact of the estimates and assumptions on the financial condition or operational performance of our oil and natural gas properties. The extent and nature of the uncertainty within these key assumptions vary both between the different assumptions and the way the individual assumption impact different assets within the same asset group. To address the extent of uncertainty involved in these key assumptions we have categorized them broadly into three groups: macroeconomic factors, asset specific factors and other factors.

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

Macroeconomic factors (future market prices, currency exchange rates, discount rate)
Macroeconomic factors comprise one of the key groups of assumptions used when estimating the recoverable amount of our oil and natural gas properties. The recoverable amount of our oil and natural gas properties is especially sensitive to the future development of the market price of oil and gas. Our short term assumptions follow the observable market prices and change from period to period, while the long term assumptions that are set by management are updated when Statoil’s long term view on the economic development of the specific factors, as approved by management, is adjusted (see response to Comment 5 where our process for short and long term price assumptions is further described).
The inherent uncertainty in the macroeconomic factors, as seen through the highly volatile development of the oil and gas prices and, the NOK/USD currency rate over the past few years, has an impact on the precision of our assumptions. But, the impact on the individual asset will also vary significantly between the assets as a significant spread between the current spot price of oil and gas and the estimated future long-term price will result in higher uncertainty for assets with significant remaining reserves to be produced than for mature fields with only a few years left of production. Similarly the uncertainty related to the discount rate effect will be more significant for assets with a high portion of production expected at the long end, and vice versa for assets with an estimated significant decline in production over the next few years. Mature assets with a short remaining useful life will be more impacted by the higher volatility in the observable short term prices than assets that are more impacted by the long term assumptions in which updates are made on a less frequent basis.

Asset specific factors (future output/reserves, opex/capex, ultimate terminal value of an asset, asset removal obligations)
The extent of uncertainty with asset specific factors does vary significantly from asset to asset. The relation between proved and expected reserves for an asset will significantly impact the uncertainty related to the value and recoverable amount of the asset. The uncertainty in the estimated recoverable amount will be less for assets with a high share of proved and developed reserves compared to an asset with a high share of expected reserves.

Asset specific factors are to a greater degree under control by Statoil as compared to macroeconomic factors, impacting utilization and production profiles including the timing of maintenance programmes. Influence and control will reduce the inherent uncertainty as compared to factors outside the control of Statoil, but significant uncertainty will still exist as operational decisions are impacted by the development in expected future commodity prices. Activity level may be reduced in periods with expected low prices to be realized, but the degree of flexibility will vary between onshore and offshore assets due to the costs related to such adjustments in activity levels. Onshore assets are more scalable resulting in higher flexibility and hence higher uncertainty.

Other factors (political and country risk)
Political risk and country risk will impact the level of uncertainty related to assets based on their location rather than the performance or other asset specific factors. We follow closely the development of the assessed political and country risk associated with our oil and natural gas properties. The degree of uncertainty is addressed when estimating the value of an oil and natural gas property for investment and impairment purposes.  Political and country risks are adjusted for in the discount rate applied in the value calculations.

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

We have disclosed the nature, variability and quality of what we consider the key assumptions used in the process of estimating the recoverable amounts of our oil and natural gas properties through the use of wording like “…involves complexity in estimating relevant future cash flows...”, “…often volatile economic factors…” and “…high degree of reasoned judgment involved in establishing these assumptions…” We have used general terms in describing the uncertainty as the variability of key assumptions varies from asset to asset with no clear common denominator that would be descriptive for the uncertainty for the portfolio as a whole. The nature and low predictability of macroeconomic factors impacting the quality of several of our estimates, and the fact that the level of uncertainty will depend on the type and maturity of the assets, is well known in the market and is not company-specific. Consequently, we believe the disclosures made are sufficient to provide insight into the variability and uncertainty in the key assumptions used for impairment purposes. However to provide greater clarity with regards to the level of uncertainty within the key assumptions applied, we will include the following additional text (or similar text) in the 2016 Form 20-F in the Impairment/reversal of impairment paragraph of the Key sources of estimation uncertainty section of Note 2:

The key assumptions used will bear the risk of change based on the inherent volatile nature of macro-economic factors such as future commodity prices or discount rate and uncertainty in asset specific factors such as reserve estimates and operational decisions impacting the production profile or activity levels for our oil and natural gas properties. When estimating the recoverable amount the single most likely future cash flows, the point estimate, is the primary method applied to reflect uncertainties in timing and amount inherent in the assumptions used in the estimated future cash flows. For assumptions in which the expected probability distributions or outcome are expected to be significantly skewed the use of decision trees or simulation are applied.
How reasonable likely changes in circumstances or expectations of future performance could affect our oil and natural gas properties
Reflecting uncertainties in timing and amounts inherent in estimated future cash flows can in accordance with IAS 36.BCZ41-42 either be performed through an expected value approach (considers all expectations about possible future cash flows) or the most likely approach (the single most likely future cash flows). Statoil applies both methods when estimating the recoverable amount, but for most of our key assumptions, in which there is an even probability for an increase or decrease, the most likely approach is applied. Only when the probability distributions of the assumptions are expected to be significantly skewed (i.e. not linear) is the expected value approach applied by taking a stochastic approach to valuation either through the use of decision trees or through simulation.
Our impairment models do not calculate the effect on net present value of using reasonably likely changes in circumstances for individual key assumptions, as only the most likely outcome is used for the majority of the key assumptions, and are hence not reasonably available for disclosure. The description included in the Key sources of estimation uncertainty section of Note 2 to the financial statements included in the 2015 Form 20-F should however give an indication of the uncertainty involved, while also taking into consideration the disclosure in Note 11 on the impact on a 20% decline in commodity price forecasts (see response to Comment 6 regarding basis for this sensitivity disclosure).
How probabilities and probability distributions are applied as part of the process through which recoverable amount are estimated
We emphasize that the methodology and key assumptions applied for impairment testing are consistent with the method and key assumptions applied for other internal valuations of oil and natural gas properties in Statoil, including, for example for investment decision purposes. Our long-term commodity price assumptions are based on our view on long term supply and demand and on assumptions regarding the cost of marginal hydrocarbons that need to be developed to generate the oil supply to cover the oil demand. Any new view on both the short term and long term expectation for all key parameter will influence the valuation of the oil and natural gas properties.

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

The uncertainties in the key assumptions used are normally best reflected by applying the expected estimates (single most likely data point) as input for calculating the value in use. Only if the probabilities are skewed (non-linearity exists) will a more advanced calculation give a better valuation. If such non-linearity exists then we will apply a stochastic approach to the valuation either through the use of decision trees or through simulation. In such scenario of non-linearity, the technical input data is estimated by using models that take into account observed historical uncertainty for the different key assumptions to generate a mean value for the input to be used. Further, all macroeconomic factors are scrutinized on a consistent basis in order to make projects comparable. All valuation models prepared for investment decision use the same underlying macroeconomic factors. The same set of assumptions is also used for impairment testing purposes.

In our valuations, Statoil also considers the availability of real options (optionalities available for a specific oil and natural gas property with business investment opportunities for example the option to expand capacity on an oil producing property) and uses decision trees to incorporate such options into our valuation analysis including such values where considered appropriate. Finally, we note that for non-linearity linked to political and country risk we have an advanced model using an outcome tree with several hundred nodes to value the effect.

Note 9 – Income Taxes, page 185

3.	We note your reconciliation of the nominal statutory tax rate to the effective tax rate and the disclosure regarding your basis for computing a weighted average statutory tax rate of (198.9)% for the fiscal year ended December 31, 2015. Provide us with additional information explaining how this tax rate was calculated (e.g., address the mix of profits earned in different jurisdictions) and tell us how you considered using the domestic tax rate of the country in which you are domiciled for purposes of this reconciliation. Refer to paragraphs 81(c), 84, and 85 of IAS 12.
In Statoil’s 2015 Form 20-F, the Company disclosed an explanation of the relationship between tax expense (income) and accounting profit using the statutory tax rate in the different jurisdictions. In accordance with IAS 12.85, an entity uses an applicable tax rate that provides the most meaningful information to the users of the financial statements. For many entities this will be the statutory tax rate in the country in which the entity is domiciled. However, as stated in IAS 12.85, for an entity operating in several jurisdictions, it may be more meaningful to aggregate separate reconciliations prepared using the domestic rate in each individual jurisdiction. For  Statoil, with  income from many different jurisdictions and thereby many different statutory tax rates, it is in our view more meaningful to aggregate the tax rate for each jurisdiction into a total weighted average. Statoil has consistently used this methodology over time. As explained in footnote 1 to Note 9 (Income Taxes) the weighted average tax rate was negative in 2015, mainly due to large losses, impairments and provisions in jurisdictions with high tax rates.  A breakdown of the income before tax and tax composition between the different tax jurisdictions is included in the table below (negative figures reflects a positive income):
NOK billion:	before tax	Calculated income tax at statutory rate	Tax rate
Norway:	**	**	**
Angola:	**	**	**
Algeria:	**	**	**
Azerbaijan:	**	**	**
Brazil:	**	**	**
Belgium:	**	**	**
Canada:	**	**	**
Denmark:	**	**	**
Ireland:	**	**	**
Netherlands:	**	**	**

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

NOK billion:	before tax	Calculated income tax at statutory rate	Tax rate
Nigeria:	**	**	**
Libya:	**	**	**
Russia:	**	**	**
UK:	**	**	**
USA:	**	**	**
Switzerland (gain TAP):	**	**	**
Other:	**	**	**

Total	**	**	-198,9%
[**CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPERATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Note 11 – Property, Plant and Equipment, page 187
Impairments, page 188
4.	We note that the recoverable amount of assets tested for impairment during 2015 was mainly based on value in use estimates on the basis of internal forecasts on costs, production profiles, and commodity prices. Paragraph 33 of IAS 36 provides guidance regarding the projection of cash flows to measure the value in use of assets being tested for impairment. Explain to us management’s basis for estimating the projected cash flows used to measure the value in use of your oil and natural gas properties. For example, considering your statement that oil and natural gas prices have declined substantially compared to levels seen over the last few years, explain how your estimates of future cash flows reflected a range of economic conditions that will exist over the remaining useful life of these assets.
Management’s basis for estimating the cash flows for the oil and natural gas properties is consistent with the data used for investment decisions for the same oil and natural gas property and other similar properties. The most important assumptions in the cash flow projections are commodity price, resource quantities/production profile, capital and operating expenditures, currency, inflation and country risk. For more information regarding the process underlying these assumptions, please refer to our response to Comment 2.

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83
To establish management’s basis for estimating cash flows, the Company has established working requirements to ensure consistency and quality when establishing cash flow projections for production profiles, operating costs and capital expenditures. The macroeconomic assumptions such as commodity prices, currency, inflation etc. are consistently applied for all oil and natural gas properties. Statoil applies the important principle that all decisions should be based on a consistent set of macroeconomic assumptions to secure consistent treatment of different prospects and this principle is applied consistently for impairment testing purposes.
When establishing assumptions, the Company gives greater weight to external evidence when available. When applying the value in use method under IAS 36, future restructurings and enhancements of the assets performance are excluded to ensure the estimate reflects the current condition of the asset. The cash flow projections follow the expected reserves/production profile of the asset and therefore typically exceed the period of 5 years as referred to in IAS 36. The estimation of reserves/resources follows the working requirements of Statoil which are in accordance with internationally accepted standards for estimating resource quantities such as the Petroleum Resource Management System.
Estimates of the future cash flows reflect a range of economic conditions by using our most likely expected estimates as described in our response to Comment 2.

5.	Please show us the internal price forecasts used as the basis for long term commodity prices and explain your basis for estimating future commodity prices, including periods beyond those for which you have approved financial budgets. Your response should describe the process through which you determined that the assumptions on which you based your projections are consistent with past actual outcomes and explain how you examined the causes of differences between past cash flow projections and actual cash flows. Refer to paragraphs 33, 34, and 36 of IAS 36.
Statoil’s internal price forecasts (Confidentially, the Company advices the Staff of the following information regarding its internal price forecasts):
Statoil’s Brent Blend internal crude price forecast [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Statoil’s National Balancing Point UK (NBP) internal gas price forecast [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83
Statoil’s Henry Hub (HH) internal gas price forecast [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Methodology for establishing commodity price forecasts
Due to the nature of Statoil’s investments, cash flow projections follow the production profile of the asset and therefore typically exceed the 5 year horizon as referred to under IAS 36. Statoil’s internal commodity price forecasts are developed for the short term horizon (2-3 years) and the long term horizon (~5+ years) with a bridging in between. Observable forward market curves as well as outturn prices are the basis for the short term price assessment, whilst the long term price forecasts are based on our fundamental analysis of supply, demand and cost development for the relevant commodities.

For the short term horizon, our internal price forecast is based on the observable forward prices. For Brent, the typical source is S&P Global Platts’ Dated Brent at close, payable source. For gas, the source for NBP is typically Heren NBP Day Ahead price assessment whilst the source for HH is CME New York Mercantile Exchange Henry Hub Natural Gas Regular Trading.

Statoil observes limited market liquidity for the Brent, NBP and HH forward contracts beyond the short term horizon. This is the rationale leading to a different methodology for short and long term assessments.  For the medium term period, a linear bridging between the short term forward market assessment and the long term assessment is applied.
Our long term price forecasts are based on internal analysis of how and when the supply and demand of the relevant commodity will balance, and an assessment of the corresponding cost of the marginal supply source long term. This cost level will typically define the long term price expectation.
By using observable forward prices on the short term, the actual market conditions are continuously reflected in the short term assumptions. In the long term assumptions, Statoil does reflect upon the current market environment and adjusts its long term fundamental analysis when fundamental changes in the macro environment have been observed. As part of the long term process, Statoil performs benchmark evaluations against external data. Through this process, Statoil believes it evaluates and updates the past projections based on actual outcomes.
The process to establish a comprehensive and consistent set of macroeconomic assumptions is considered critical to the Company. Statoil has a separate department with professionals that work with these macro assumptions and projections. The Company also publishes a comprehensive energy outlook called “Energy Perspectives” which can be found on Statoil’s website.

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

Sensitivities, page 190
6.	We note your statement that a prolonged period of low prices could lead to further reviews for impairment of your oil and natural gas properties as part of your risk factors disclosure. Separately, you have provided disclosure regarding the carrying amount of producing and development assets which would be subject to impairment assessment assuming an additional decline in commodity price forecasts of 20% on page 190 of your filing. Explain why you have assumed a 20% decline in forecasted commodity prices (e.g., this is meant to represent an outcome deemed reasonably likely to occur by management). We also note your statement that you do not disclose the expected impairment amount because there are substantial uncertainties related to other relevant assumptions that would be triggered by a significant and prolonged decline in commodity price forecasts. Tell us how you considered the guidance regarding the disclosure of quantitative information to comply with the guidance per section V of SEC Release No. 33-8350.
When preparing the 2015 Form 20-F, Statoil observed a significant uncertainty and volatility in the market. The context surrounding the observed volatility and uncertainty made it difficult for management to establish a reasonably likely outcome. Therefore, Statoil’s senior management thoroughly discussed which price sensitivity could be reasonably applied in this context. Although limited information is available to substantiate the reasonableness of the exact level of 20%, Statoil’s management assessed the various long-term commodity price scenarios that are available both internally and externally. Within the ranges of the information available at that time, a 20% reduction was considered a reasonably likely development.
In Statoil’s 2015 Form 20-F, the Company disclosed the exposed carrying amount that is expected to be subject to impairment testing assuming a general decline in the commodity price assumptions of 20%. This exposure is presented in the same table together with the carrying amount that has been subject to actual impairment during 2015. Statoil believes that the disclosure provided in Note 11 regarding the recognised net impairment losses of NOK 57.7 billion and the discussion at the end of Note 11 regarding reasons for the selected approach provide quantitative and qualitative information with regard to the exposure of Statoil’s asset portfolio to further impairments.
Statoil disclosed that a more significant decline in commodity prices would substantially impact other relevant assumptions such as cost levels and currency. A detailed assessment would be required both on the macroeconomic and asset specific assumptions to ensure the necessary quality and consistency across. For example, Statoil recognised NOK 28.3 billion impairment losses on unconventional onshore assets in the United States. These assets have a significant scalable potential. A change in commodity prices would substantially impact the business case to develop the yet undeveloped properties. Disclosing an impairment loss that results from a reduction of the commodity price assumptions, while making no adjustments to other parameters such as cost, would lead to a significant overstatement of the projected impairment loss. Statoil believes that such disclosure could be misleading to the user of the financial statements. IAS 1.131 provides the following information for these circumstances:
“When it is impracticable to disclose the extent of the possible effects of an assumption or another source of estimation uncertainty at the reporting date, disclose that it is reasonably possible, on the basis of existing knowledge, that outcomes within the next financial year that are different from the assumption could require a material adjustment to the carrying amount of the asset or liability affected. In all cases the entity discloses the carrying amount and nature of the assets or liabilities affected by the assumption.”

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

Statoil believes that the disclosure note fulfils the “quantitative and qualitative” information requirements of Section V of SEC release No. 33-8350.
Note 27 – Supplementary Oil and Gas Information, page 214
Oil and Gas Reserve Quantities, page 214
7.	Revise to provide explanatory disclosure here regarding the significant changes in your reserve quantities. Refer to FASB ASC 932-235-50-5.
The changes in the proved reserves during 2015 are described in more detail in Form 20-F chapter 3.11 Proved oil and gas reserves. This section contains a separate section on “Significant changes in our proved reserves in 2015”, as well as a brief description of the reserves in each geographic area. In our view the most important changes are sufficiently addressed in chapter 3.11. In future filings we will include a cross-reference to this chapter in the description of our Oil and gas reserve quantities in Note 27 to the financial statements included in the 2015 Form 20-F.

Changes in the Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves, page 224
8.	Revise to provide additional information explaining the changes in standardized discounted cash flows to prevent this disclosure from being misleading. For example, we note that the adjustment for “Net change in sales and transfer prices and in production (lifting) costs related to future production” is equal to more than 100% of your standardized measure at the beginning of the year. As another example, we note that although there was a negative revision to your total proved reserve quantities during 2015, your disclosure of changes in standardized discounted cash flows includes a positive adjustment for “Net change due to revisions in quantity estimates.” Refer to FASB ASC 932-235-50-36.
In our view, our disclosure has been prepared in accordance with the requirements in FASB ASC 932-235-50-36. Key developments in underlying reserves are disclosed in chapter 3.11 in accordance with Regulation S-K Item 1206.

The standardized measure at the beginning of the year represents the discounted net present value after deduction of both future development costs, production costs and taxes. The “Net change in sales and transfer prices and in production (lifting) costs related to future production” is, on the other hand, related to the future net cash flows from the previous year. Development costs and taxes are reflected in line items "Changes in estimated future development costs" and "Net changes in income taxes" and are not included in the "Net change in sales and transfer prices and in production (lifting) costs related to future production". The proved reserves from 2014 were multiplied by the actual change in price, and change in unit of production cost, to arrive at the net effect of changes in price and production cost. Due to the significant decline in commodity prices from 2014 to 2015, the net negative price effect in 2015 on the total future income stream before tax is significant and actually larger than the standardized measure at the beginning of 2015.

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

The negative revision of our total proved reserves is the sum of both positive and negative revisions on several fields in our portfolio. As stated in chapter 3.11 Proved oil and gas reserves, under “Significant changes in our proved reserves in 2015 were”, the negative effect of the lower commodity prices are partly offset by improved operational performance, better reservoir performance than expected and further drilling.  The improved operational performance is related to improvement measures resulting in both reduced development and production costs and improved efficiency in both drilling and production. In many cases, the value of the new volumes included as positive revisions is higher than the value of the volumes that were removed through negative revisions.  The net effect on the standardized measure is therefore positive, even though the net effect on our total proved reserves quantities is slightly negative.
We will include more cross references to relevant chapters in future filings as well as detailed explanations when the reasons for such changes are not clear.
Form 6-K furnished July 27, 2016
Notes to the Condensed Interim Financial Statements
Note 6 – Property, Plant and Equipment and Intangible Assets, page 20
9.	We note that you recognized both impairment charges and impairment reversals related to unconventional onshore assets in North America and conventional assets in your Development and Production International segment. Provide us with a detailed discussion of the factors underlying the impairment charge recognized during the six month period ended June 30, 2016 and explain how those factors were considered as part of the process through which you determined that previously recognized impairment charges should be reversed. With your response, address your basis for changes in the assumptions underlying the estimates of the recoverable amount of the previously impaired assets. Refer to paragraph 114 of IAS 36.
In 2014 and 2015, Statoil has recognised significant impairment losses following the downturn in the oil and gas market. The most significant impairment losses were recognised in the first quarter of 2015, following Statoil’s downward revision of its long term commodity price forecasts.

Statoil has established a quarterly process in which potential indicators of impairments or reversal of prior impairments are monitored. For oil and natural gas properties where such indicators are identified, the recoverable amount is estimated and an impairment loss or reversal of impairment is recognised if required.

In the first half 2016, Statoil recognised impairment losses of USD 671 million and reversal of impairments of USD 704 million. The impairment losses and reversals of impairments relates to several different oil and natural gas properties, each of these with individual and asset specific factors identified in 2016 being the indicators of the respective impairment losses or reversal of impairments.

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

The USD 671 million of impairment losses recognised in the first half of 2016 are mainly related to negative changes in the forecasted performance of the respective oil and natural gas properties. The three most significant impairment losses related to the following indicators of weaker financial performance:
•	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
•	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
•	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

In addition, [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
The USD 704 million of reversal of impairments related mainly to positive improvements of the Company's forecasts for future production costs, based on new and updated information regarding the oil and natural gas properties involved.
•	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
•	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
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If you have any questions relating to this letter, please call Kathryn A. Campbell at +44-20-7959 8580.  She may also be reached by e-mail at campbellk@sullcrom.com.
 In some of our responses, we have agreed to change or supplement the disclosures in our future filings.  We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Statoil has claimed confidential treatment of portions of this letter in accordance with 17 C.F.R. § 200.83

Statoil acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F and Form 6-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F and Form 6-K, and that Statoil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We are available to discuss any of the foregoing with you at your convenience.
Very truly yours,
/s/ Hans Jakob Hegge
Hans Jakob Hegge
cc:	Ethan Horowitz, Branch Chief Wei Lu, Staff Accountant John Hodgin, Petroleum Engineer (Securities and Exchange Commission)

Kathryn A. Campbell
 (Sullivan & Cromwell LLP)

Jimmy Daboo
Mona Larsen
 (KPMG AS)